ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 AUG 23 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036434

File No. 82-4959

Date: 10 AUG 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dw 8/23

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 52 OF 10.08.2004
Announcement No. 52

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 20,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 6 August 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,051,156,000 ordinary shares of S$0.50 each.

Submitted by Ms Isoo Tan, Company Secretary on 10/08/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 AUG 23 A 11:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEMORANDUM

To	:	Directors Allgreen Properties Limited
From	:	Company Secretary
Date	:	12 August 2004
Re	:	Allgreen Properties Limited – Second Quarter and First Half 2004 Financial Statements

---

We forward herewith a copy of the Second Quarter and First Half 2004 Financial Statements Announcement released this evening for your information.

Regards,

Isoo Tan

enc

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

MASNET No. 40 OF 12.08.2004
Announcement No. 40

ALLGREEN PROPERTIES LIMITED

SECOND QUARTER AND FIRST HALF 2004 FINANCIAL STATEMENTS

2nd Qtr & 1st Half 2004.pdf

Submitted by Ms Isoo Tan, Company Secretary on 12/08/2004 to the SGX

ALLGREEN PROPERTIES LIMITED
Second Quarter and First Half 2004 Financial Statements

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) CONSOLIDATED INCOME STATEMENT FOR THE:

	Quarter ended 30 June			Half year ended 30 June		
	2004	2003	Change	2004	2003	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	**49,528**	**43,685**	**13.38**	**130,628**	**163,818**	**(20.26)**
Cost of sales	(26,012)	(17,179)	51.42	(71,042)	(96,079)	(26.06)
Gross profit	**23,516**	**26,506**	**(11.28)**	**59,586**	**67,739**	**(12.04)**
Other operating income including interest income	1,378	1,691	(18.51)	2,688	3,077	(12.64)
Distribution and selling expenses	(1,171)	(495)	136.57	(2,287)	(1,671)	36.86
Administrative expenses	(3,974)	(3,064)	29.70	(8,184)	(6,956)	17.65
Depreciation	(2,059)	(1,754)	17.39	(4,103)	(3,511)	16.86
Other operating expenses	(913)	(927)	(1.51)	(2,213)	(1,673)	32.28
Profit from operations	**16,777**	**21,957**	**(23.59)**	**45,487**	**57,005**	**(20.21)**
Interest expense	(1,615)	(3,980)	(59.42)	(4,296)	(8,437)	(49.08)
Other finance costs	(61)	(82)	(25.61)	(242)	(158)	53.16
Share of results of associated companies	31	82	(62.20)	31	49	(36.73)
Profit before taxation	**15,132**	**17,977**	**(15.83)**	**40,980**	**48,459**	**(15.43)**
Taxation	(4,477)	(3,563)	25.65	(7,141)	(9,839)	(27.42)
Profit after taxation but before minority interests	**10,655**	**14,414**	**(26.08)**	**33,839**	**38,620**	**(12.38)**
Minority interests	(912)	(997)	(8.53)	(4,658)	(2,927)	59.14
Profit attributable to shareholders	**9,743**	**13,417**	**(27.38)**	**29,181**	**35,693**	**(18.24)**

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS AS AT:

	Group		Company	
	30/06/04 S$'000	31/12/03 S$'000	30/06/04 S$'000	31/12/03 S$'000
Property, plant and equipment	185,088	183,653	397	458
Investment properties	1,192,500	1,192,500	-	-
Subsidiary companies	-	-	1,592,219	1,587,251
Associated companies	5,642	5,634	3,510	3,510
Current Assets				
Stocks	477	509	-	-
Development properties	1,176,976	1,193,849	-	-
Trade debtors	36,503	42,820	225	-
Other debtors	39,754	53,380	190	241
Variable rate notes	-	10,000	-	-
Cash and bank balances	21,743	131,231	40	1,983
Total current assets	1,275,453	1,431,789	455	2,224
Total assets	**2,658,683**	**2,813,576**	**1,596,581**	**1,593,443**
Share capital	525,568	525,172	525,568	525,172
Reserves	605,606	633,923	325,279	353,596
Retained profits	443,373	414,949	481,617	480,513
	1,574,547	1,574,044	1,332,464	1,359,281
Minority interests	282,346	296,568	-	-
Long-term borrowings	559,190	454,760	-	-
Rental deposits	9,341	8,853	-	-
Deferred taxation	24,033	32,985	-	-
Current liabilities				
Trade creditors	47,118	54,378	2,062	3,054
Rental deposits	3,385	3,834	-	-
Other creditors	754	357	-	-
Advances from subsidiary companies	-	-	209,884	225,015
Advances from associated companies	2,994	2,394	2,833	2,233
Provision for taxation	35,851	41,317	4,794	3,860
Borrowings	119,124	344,086	44,544	-
Total current liabilities	209,226	446,366	264,117	234,162
Total equity and liabilities	**2,658,683**	**2,813,576**	**1,596,581**	**1,593,443**

1(b)(ii). Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30/6/2004 (S$'000)		As at 31/12/2003 (S$'000)	
Secured	Unsecured	Secured	Unsecured
52,698	66,426	344,086	-

Amount repayable after one year

As at 30/6/2004 (S$'000)		As at 31/12/2003 (S$'000)	
Secured	Unsecured	Secured	Unsecured
559,190	-	454,760	-

Details of collateral

Borrowings are secured by the following:

a) a deed of debenture creating fixed and floating charges on certain subsidiary companies' assets;

b) a deed of assignment of rental proceeds and all monies standing to the credit of the project accounts, rental and sale proceeds accounts of certain subsidiary companies;

c) first legal mortgages on certain subsidiary companies' investment and development properties and assignment of all rights, titles and interests on all sale and tenancy agreements, building agreements, construction contracts, guarantees, performance bonds, insurance policies and any other contracts in respect of the investment and development properties of certain subsidiary companies; and

d) corporate guarantees given by the Company and the minority shareholders of certain subsidiary companies.

1(c). A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASHFLOW STATEMENT FOR THE:

	Quarter ended 30 June		Half year ended 30 June	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	15,132	17,977	40,980	48,459
Adjustments for:				
Share of results of associated companies	(31)	(82)	(31)	(49)
Provision/(write-back) for diminution in value of development properties	865	(1,111)	176	(4,251)
Depreciation of property, plant and equipment	2,059	1,754	4,103	3,511
Gain on disposal of property, plant and equipment (net)	(6)	(2)	(5)	-
Interest income	(55)	(285)	(164)	(608)
Interest expense	1,615	3,980	4,296	8,437
Operating profit before working capital changes	**19,579**	**22,231**	**49,355**	**55,499**
(Increase)/Decrease in stocks	(3)	(15)	32	83
Decrease/(Increase) in development properties	3,823	(7,650)	20,134	36,542
Decrease in trade and other debtors	32,356	65,117	1,877	141,028
(Decrease)/Increase in trade and other creditors	(9,535)	2,212	(6,863)	(8,180)
(Decrease)/Increase in rental deposits	(311)	(244)	39	(13)
Cash generated from operations	**45,909**	**81,651**	**64,574**	**224,959**
Interest paid	(5,330)	(8,187)	(11,371)	(14,655)
Income tax paid	(16,029)	(14,711)	(21,536)	(19,155)
Net cash generated from operating activities	**24,550**	**58,753**	**31,667**	**191,149**
CASH FLOWS FROM INVESTING ACTIVITIES				
Receipt from variable rate notes	-	-	10,000	-
Proceeds from disposal of property, plant and equipment	10	20	11	21
Additions to property, plant and equipment	(1,856)	(2,336)	(5,544)	(4,147)
Liquidation of a subsidiary company	-	-	(10)	-
Deposits paid	-	(1,530)	-	(1,530)
Dividends paid	(29,431)	(28,665)	(29,431)	(28,665)
Interest received	55	285	164	608
Net cash used in investing activities	**(31,222)**	**(32,226)**	**(24,810)**	**(33,713)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	20	-	753	-
Funds (to)/from minority shareholders	(3,756)	1,528	(804)	(14,903)
Funds from associated companies	-	685	600	710
Reduction in borrowings	(17,494)	(102,330)	(116,894)	(131,180)
Net cash used in financing activities	**(21,230)**	**(100,117)**	**(116,345)**	**(145,373)**
Net (decrease)/increase in cash and cash equivalents	**(27,902)**	**(73,590)**	**(109,488)**	**12,063**
Cash and cash equivalents as at the beginning of the period	49,645	223,606	131,231	137,953
Cash and cash equivalents as at the end of the period	**21,743**	**150,016**	**21,743**	**150,016**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE 2ND QUARTER:

	Share capital S$'000	Revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Retained profits S$'000	Total S$'000
Group						
Balance as at 1/4/2003	525,000	321,941	324,768	28,665	401,631	1,602,005
Net profit for the period	-	-	-	-	13,417	13,417
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**321,941**	**324,768**	**-**	**415,048**	**1,586,757**
Balance as at 1/4/2004	525,558	280,327	325,269	29,431	433,630	1,594,215
Net profit for the period	-	-	-	-	9,743	9,743
Dividend paid for the previous year	-	-	-	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	10	-	10	-	-	20
Balance as at 30/6/2004	**525,568**	**280,327**	**325,279**	**-**	**443,373**	**1,574,547**
Company						
Balance as at 1/4/2003	525,000	-	324,768	28,665	508,487	1,386,920
Net profit for the period	-	-	-	-	1,120	1,120
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**-**	**324,768**	**-**	**509,607**	**1,359,375**
Balance as at 1/4/2004	525,558	-	325,269	29,431	481,726	1,361,984
Net profit for the period	-	-	-	-	(109)	(109)
Dividend paid for the previous year	-	-	-	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	10	-	10	-	-	20
Balance as at 30/6/2004	**525,568**	**-**	**325,279**	**-**	**481,617**	**1,332,464**

1(d)(i). **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

STATEMENTS OF CHANGES IN EQUITY FOR THE 1ST HALF YEAR:

	Share capital S$'000	Revaluation reserve S$'000	Share premium S$'000	Dividend reserve S$'000	Retained profits S$'000	Total S$'000
Group						
Balance as at 1/1/2003	525,000	321,941	324,768	28,665	379,355	1,579,729
Net profit for the period	-	-	-	-	35,693	35,693
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**321,941**	**324,768**	**-**	**415,048**	**1,586,757**
Balance as at 1/1/2004	525,172	280,327	324,922	28,674	414,949	1,574,044
Net profit for the period	-	-	-	-	29,181	29,181
Dividend adjustment for the previous year	-	-	-	757	(757)	-
Dividend paid for the previous year	-	-	-	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	396	-	357	-	-	753
Balance as at 30/6/2004	**525,568**	**280,327**	**325,279**	**-**	**443,373**	**1,574,547**
Company						
Balance as at 1/1/2003	525,000	-	324,768	28,665	505,828	1,384,261
Net profit for the period	-	-	-	-	3,779	3,779
Dividend paid for the previous year	-	-	-	(28,665)	-	(28,665)
Balance as at 30/6/2003	**525,000**	**-**	**324,768**	**-**	**509,607**	**1,359,375**
Balance as at 1/1/2004	525,172	-	324,922	28,674	480,513	1,359,281
Net profit for the period	-	-	-	-	1,861	1,861
Dividend adjustment for the previous year	-	-	-	757	(757)	-
Dividend paid for the previous year	-	-	-	(29,431)	-	(29,431)
Issue of shares under the Allgreen Share Option Scheme 2002	396	-	357	-	-	753
Balance as at 30/6/2004	**525,568**	**-**	**325,279**	**-**	**481,617**	**1,332,464**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the second quarter ended 30 June 2004, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/4/2004	1,051,115	525,558
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	21	10
Issued share capital as at 30/6/2004	1,051,136	525,568

As at 30 June 2004, there were 9,474,000 (As at 30 June 2003: 11,124,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group Quarter ended 30 June		Group Half year ended 30 June	
	2004	2003	2004	2003
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :				
(i) Based on the weighted average number of shares	0.93 cents	1.28 cents	2.78 cents	3.40 cents
- Weighted number of shares ('000)	1,050,928	1,050,000	1,050,928	1,050,000
(ii) On a fully diluted basis	0.93 cents	1.28 cents	2.77 cents	3.40 cents
- Adjusted weighted number of shares ('000)	1,051,311	1,050,000	1,051,911	1,050,000

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

	Group		Company	
	30/06/04 S$	31/12/03 S$	30/06/04 S$	31/12/03 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.50	1.50	1.27	1.29

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

<u>2Q 2004 vs 2Q 2003</u>

The Group's revenue improved by 13.4% to S$49.5 million in 2Q 2004 from S$43.7 million in 2Q 2003. This was mainly due to improved occupancy at Traders Hotel.

Higher distribution and selling expenses were incurred as the Group prepares for the launches of some projects. One of the residential projects, Cherry Gardens apartments at Lorong Lew Lian, obtained its TOP in May 2004. Sales of the 48 units have commenced.

The increase in administrative expenses was mainly due to a write-back of provision for doubtful debts in 2Q 2003 which did not recur this quarter as well as higher cost at Traders Hotel due to improved business.

Interest expense decreased due to lower borrowings and lower interest rate.

As a result of the above, the attributable profit to shareholders declined to S$9.7 million in 2Q 2004 from S$13.4 million in 2Q 2003.

<u>1H 2004 vs 1H 2003</u>

For the half year ended 30 June 2004, the Group's revenue was S$130.6 million as compared to S$163.8 million for the corresponding period in year 2003, down by 20.3%. This was mainly due to lower sales recognition of development properties.

The profit attributable to shareholders declined by 18.2% to S$29.2 million in 1H 2004 from S$35.7 million in 1H 2003.

As at 30 June 2004, the borrowings amounted to S$678.3 million as compared to S$798.8 million as at 31 December 2003, bringing down the gearing to 0.35 from 0.36.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.**

Our reported results for 2Q 2004 are in line with the prospect statement made in 1Q 2004 results announcement of a profitable year for 2004.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The anticipated improvement in the residential property market in 2Q 2004 did not materialise. However, the continuing improving economy provides an encouraging base for the recovery of the property market.

Barring any unforeseen circumstances, Allgreen will continue to be profitable in 2004.

11. Dividend

(a) Current Financial Period Reported On
Any dividend recommended for the current financial period reported on ? No

(b) Corresponding Period of the Immediately Preceding Financial Year
Any dividend declared for the corresponding period of the immediately preceding year? No

(c) Date payable

Not applicable.

(d) Books closing date

Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect.**

Not applicable.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
12/08/2004